Exhibit 3.2
Amendment of article ix of the
restated bylaws of dell inc.
     Article IX of the Restated Bylaws of Dell Inc. is amended to read in its entirety as follows:
ARTICLE IX
Amendments
     The Board of Directors is hereby expressly authorized to adopt, amend or repeal the bylaws of the Corporation or adopt new bylaws, without any action on the part of the stockholders, by the vote of a majority of the directors; provided, however, that no such adoption, amendment, or repeal shall be valid with respect to bylaw provisions which have been adopted, amended, or repealed by the stockholders; and further provided, that bylaws adopted or amended by the Directors and any powers thereby conferred may be amended, altered, or repealed by the stockholders.  ~~Notwithstanding the foregoing and anything in these bylaws to the contrary, Article II Section 1, Article II Section 4, Article II Section 12, Article III Section 6, Article III Section 7, Article III Section 12 and Article IX of these bylaws shall not be amended, repealed, altered or added to by the stockholders, and no provision inconsistent therewith shall be adopted by the stockholders without the affirmative vote of the holders of at least 66-2/3% of the Corporation’s voting stock issued and outstanding.~~